FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 29, 2011

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162193 and 333-162193-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS NV - Deferred Prosecution Agreement Dismissed

In May 2010, the United States Department of Justice (DoJ) and the Consortium that acquired ABN AMRO Group in 2007 agreed to a Deferred Prosecution Agreement (DPA) relating to the previously disclosed criminal investigation into ABN AMRO Bank NV's US dollar clearing activities, OFAC compliance procedures, and Bank Secrecy Act compliance matters during the period from 1995 to the end of 2007. ABN AMRO Bank NV was re-named RBS N.V. in February 2011.

On April 6, 2011, the U.S. District Court extended the duration of the DPA until December 31, 2011 to allow RBS N.V. more time to comply with its obligations. The U.S. District Court has on December 23, 2011, confirmed the dismissal of the DPA which terminates RBS N.V.'s obligations thereunder.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V. (Registrant)
Date:	December 29, 2011	By:	/s/ Pieter Andries van der Harst
			Name:	Pieter Andries van der Harst
			Title:	Chief Financial Officer